Filed by BW LPG Limited

Pursuant to Rule 425 Under

The Securities Act of 1933 and

Pursuant to Rule 14a-12 Under

The Securities Exchange Act of 1934

Subject Company: Dorian LPG Ltd.

Commission File Number: 001-36437

On October 1, 2018, BW LPG Limited (“BW LPG”) updated its investor webpage (the “Investor Webpage”) regarding its proposed combination with Dorian LPG Ltd. (“Dorian”), available at http://www.bwlpg.com/Investor-Centre/BWLPG_DorianLPG_ProposedCombination. A screen capture of the Investor Webpage as of October 1, 2018 is included below along with the full text of an article that is hyperlinked to on the Investor Webpage and that has not been previously filed by BW LPG pursuant to Rule 425 under the Securities Act of 1933 and/or Rule 14a-12 under the Securities Exchange Act of 1934.

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BW LPG and Dorian LPG Proposed Combination

Find latest information on BW LPG and Dorian LPG Proposed Combination here

Presentation

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Date	**Shareholders Responses** Dorian investors voice their thoughts on the proposal
7, Sep 2018	Oppenheimer + Close
13, Jul 2018	SEACOR Charles Fabrikant
8, Jun 2018	Oppenheimer + Close
4, Jun 2018	Robotti & Co

Date	**Press Release** BW LPG Official Press Releases
16, Jul 2018	BW LPG To Nominate Slate of Directors Candidates
09, Jul 2018	BW LPG Increases All-Stock Proposal for Combination with Dorian in Transaction Valued at $1.1Billion
26, Jun 2018	BW LPG Sends Letter to Dorian Board of Directors
29, May 2018	BW LPG Proposes to Combine with Dorian In All-Stock Transaction Valued at USD $1.1 Billion

Date	**Media Publication** Find selected media coverage of BW LPG and Dorian Proposed Combination in the news below, subscription required to access articles from publication.
18, Sep 2018	BW chief defends 'very generous' offer for Dorian
9, Sep 2018	Oppenheimer returns to VLGC takeover saga
3, Sep 2018	BW LPG's courtship of Dorian at standstill
31, Aug, 2018	Martin Ackermann says LPG dual-fuel option is 'IMO forever'
30, Aug, 2018	Ackermann's eyes still fixed on building 'LPG powerhouse'
16, Jul, 2018	Dorian founding shareholder Seacor backs BW merger offer
14, Jul 2018	Founding Dorian shareholder Seacor backs BW LPG merger
9, Jul, 2018	BW LPG raises offer for Dorian LPG
26, Jun 2018	Norwegian investor adds voice to VLGC takeover drama
26, Jun 2018	BW LPG sends open letter to Dorian to revive merger offer
18, Jun 2018	BW LPG calls on Dorian to listen to shareholders after rejected bid
15, Jun 2018	Dorian rejects BW LPG's merger proposal, citing undervaluation
14, Jun 2018	LPG Dorian investor sees 'overdue' consolidation
12, Jun 2018	Tonic for trader orders or green giant?
8, Jun 2018	Another Dorian holder goes for BW offer
5, Jun 2018	Dorian shareholder supports BW LPG offer
29, May 2018	BW LPG makes $1.1bn all-share bid to acquire Dorian LPG
29, May 2018	BW and Dorian tie-up is litmus test for consolidation

Relevant SEC filings available on SEC website
Click here

Lloyd’s List

BW chief defends ‘very generous’ offer for Dorian
by Cichen Shen

18 September 2018

BW’s increased offer to acquire Dorian LPG is already ‘very generous’ and it is difficult to justify to its shareholders to further sweeten the deal, says the company chief Andreas Sohmen-Pao

Mr Sohmen-Pao confirms there have been some discussions between BW and Dorian, but the latter has yet to give a formal response to the merger offer

BW GROUP chief executive Andreas Sohmen-Pao has said it will be hard to sweeten the proposal to acquire Dorian LPG.

Speaking to Lloyd’s List on the sidelines of the Marine Money Singapore meeting, he said his company had already provided a “very generous offer” given the underlying economics of the deal.

“And it’s then difficult to justify to our shareholders going beyond very generous,” he said.

The remarks come after Dorian last week said it continued to evaluate BW’s proposed merger and revealed that “multiple” meetings had been held between the two parties over the summer.

BW’s initial offer, under which Dorian shareholders would have received 2.05 shares of BW LPG for each Dorian share was rejected in June by the Dorian board.

BW later increased the offer to 2.12 BW shares.

“There have been some discussions,” Mr Sohmen-Pao confirmed, “But there hasn’t been a formal response to our last offer.”

In its latest statement, Dorian said it had only just obtained information about BW’s net asset values, having first requested it in July. The statement also revealed the company was in the process of scheduling a meeting with the offeror for further discussions.

“The Dorian board and management team continue to explore whether BW can deliver appropriate value to Dorian shareholders as we evaluate the opportunities before us,” it said.

Tim Hansen, Dorian’s chief commercial officer, told Lloyd’s List that the company was comfortable to live on its own, citing a young, fuel-efficient and low leveraged fleet that is set to benefit from the looming sulphur regulations and a future market recovery.

“We don’t need to do anything, but if there is an [merger] opportunity we’ll consider it,” Mr Hansen said.

Asked whether BW will adjust the stock-for-stock offer structure by adding cash payment, Mr Sohmen-Pao said things were always possible in theoretical terms.“Shareholders, typically at the low point of the cycle, want to enjoy the upside [by having shares] and not necessarily wanting to take hold of cash,” he said. “There are a lot of things to think about, but we’ve decided this [an all-stock] offer is the best structure from our point of view and from the other side’s point of view.”

Cautionary Statement Regarding Forward-Looking Statements

These communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements relating to the solicitation of proxies of Dorian’s shareholders in connection with the nomination of Baudoin Lorans, Ouma Sananikone and Jeffrey Schwarz and regarding BW LPG’s proposed business combination transaction with Dorian (including the benefits, results, effects and timing of a transaction), all statements regarding BW LPG’s (and BW LPG’s and Dorian’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions.

Statements in these communications concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of BW LPG (and the combined businesses of BW LPG and Dorian), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of BW LPG based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from BW LPG’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward–looking statements in these communications are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from unrelated parties.

Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG’s actual results, performance or plans with respect to Dorian to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in BW LPG’s filings with the Oslo Bors contained on BW LPG’s website.

Risks and uncertainties related to the proposed transaction with Dorian include, but are not limited to, uncertainty as to whether BW LPG will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on BW LPG’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Dorian’s businesses and operations with BW LPG's businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Many of these factors are beyond BW LPG’s control. BW LPG cautions investors that any forward-looking statements made by BW LPG are not guarantees of future performance. BW LPG disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

These communications are provided for informational purposes only and do not constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell any securities. In connection with the solicitation of proxies for Dorian’s 2018 Annual Meeting of Shareholders (including any adjournment or postponement thereof and any meeting of Dorian’s shareholders that may be called in lieu thereof, the “Annual Meeting”), BW LPG has filed a preliminary proxy statement on Schedule 14A (the “BW LPG Preliminary Proxy Statement”) and accompanying WHITE proxy card with the Securities and Exchange Commission (the “SEC”). Subject to future developments, BW LPG intends to file a definitive proxy statement on Schedule 14A (the “BW LPG Definitive Proxy Statement”) and may file a registration statement and/or exchange offer documents with the SEC in connection with a possible business combination transaction with Dorian. Investors and security holders of BW LPG and Dorian are urged to read the BW LPG Preliminary Proxy Statement, the BW LPG Definitive Proxy Statement and any registration statement(s), exchange offer document(s), and other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the Annual Meeting and/or any proposed transaction. When completed, the BW LPG Definitive Proxy Statement and accompanying WHITE proxy card will be mailed to shareholders of Dorian. Investors and security holders are able to obtain copies of the BW LPG Preliminary Proxy Statement and will be able to obtain copies of the BW LPG Definitive Proxy Statement (if and when available), without charge, at the SEC’s website, http://www.sec.gov.

Participants in Solicitation

BW Group Limited, BW Euroholdings Limited, BW LPG and certain of their respective directors and executive officers and the individuals nominated by BW LPG for election to Dorian’s Board of Directors may be deemed to be participants in any solicitation of proxies from Dorian’s shareholders in connection with the Annual Meeting and/or the proposed transaction, as applicable, under the rules of the SEC. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, are available in the BW LPG Preliminary Proxy Statement. You can obtain free copies of the BW LPG Preliminary Proxy Statement from BW LPG’s investor relations department or MacKenzie Partners, Inc., BW LPG’s proxy solicitor.